Forward Funds

433 California Street, 11th Floor

San Francisco, CA 94104

VIA EDGAR

Mr. Briccio Barrientos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Forward Funds (the “Registrant”)
File Nos. 033-48940; 811-06722
Post-Effective Amendment No. 47

Dear Mr. Barrientos:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 47 (“PEA 47”) to the Registrant’s registration statement under the Investment Company Act of 1940 (“1940 Act”).

PEA 47 is being filed pursuant to Rules 485(b) under the Securities Act of 1933 (the “1933 Act”), and, as indicated on the facing sheet, will become effective on May 1, 2008. PEA 47 is filed for purposes of updating and completing the Registrant’s disclosures in Post-Effective Amendment No. 46 (“PEA 46”) to the Registrant’s registration statement under the 1940 Act filed on February 13, 2008 on Form N-1A, which was filed for the purpose of updating the Registrant’s registration statement.

PEA 47 reflects changes to the registration statement in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) on Tuesday, April 1, 2008, completes certain other information, and includes required exhibits. Filed as part of the registration statement are prospectuses for: (1) the Class A and Class C shares of certain of the Funds; (2) the Investor and Institutional Class shares of certain of the Funds; (3) the Forward Opportunities Fund; and (4) the Sierra Club Stock Fund and Statement of Additional Information (“SAI”) for the series of the Registrant. PEA 47 does not contain disclosures that would render it ineligible to become effective under Rule 485(b) under the 1933 Act.

Set forth in the numbered paragraphs below are your comments of April 1, 2008 to PEA 46, followed by the Registrant’s responses. To the extent that a comment was applicable to the prospectuses for the Investor/Institutional Class shares, the Class A/C shares, Sierra Club Stock Fund and Forward Opportunities Fund, corresponding changes were made accordingly. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Investor/Institutional Class and Class A /Class C Prospectuses

1.

Comment: The Principal Investment Strategy section of the prospectuses with respect to the Forward Emerging Markets Fund states that emerging markets stocks mean equity securities: (i) that are traded primarily in an emerging market country; (ii) or of companies that derive 50% or more of total revenue or profits from goods or services produced or sold or investments made in emerging market countries or has at least 80% of its assets in that country; or (iii) of companies organized under the laws of, or maintaining their principal place of business in, an emerging market country. Please consider revising the definition of emerging markets to provide that criteria (i) and (iii) as referenced above are not stand-alone criteria as to what constitutes an emerging market.

Response: After consultation with the sub-advisor, the disclosure has been revised to read as follows:

A company generally will be considered to be located in an emerging market country if it meets one or more of the following criteria: (i) the issuer of the security is organized under the laws of, or maintains its principal place of business in, the country; or (ii) during the company’s most recent fiscal year, it derived at least 50% of its revenues or profits from goods or services produced or sold, investments made or services performed in the country, or it has at least 50% of its assets in the country.

The sub-advisor believes that the prong relating to the country of organization or the principal place of business of the issuer is relevant in identifying the country of issue. The Registrant notes that the three prong formulation originally contained in the prospectus is very common among registered investment companies. Nonetheless, the Registrant has agreed to remove the prong related to the issuer’s primary trading market in response to the Staff’s comment. Please note that the “80%” reference with respect to the location of assets of the issuer in the previous version of the prospectus was a typographical error and should have been “50%”, consistent with the test used for certain other series of the Registrant, as contained in the prospectus. This error has been corrected.

2.	Comment: The Principal Risks section of the prospectuses with respect to the Forward Emerging Markets Fund, Forward Eastern Europe Equities Fund, Forward Asia Ex-Japan Equities Fund, Forward International Equity Fund, Forward International Small Companies Fund, Forward Large Cap Equity Fund, Forward Banking and Finance Fund, Forward Growth Fund, Forward Small Cap Equity Fund, Forward Mini-Cap Fund and Forward Legato Fund defines common stock to include equity securities. As equity securities include preferred and debt convertible to equity securities, please consider revising the risk disclosure to be specific to common stock or please consider adding risk disclosure for equity securities.

Response: The Registrant believes that the existing risk disclosure, which is entitled “Common Stocks,” is adequate to convey the equity security risks of common stocks, preferred stocks, and securities convertible into preferred stocks.

3.	Comment: Please move the Acquired Fund Fees and Expense line item below the Other Expense line item per Item 3, Instruction 3(f)(i) to Form N-1A for the fee tables for the Forward Emerging Markets Fund and Forward International Equity Fund.

Response: The requested change has been made for the Forward International Equity Fund. The Forward Emerging Markets Fund no longer has an Acquired Fund Fees and Expense line item in its fee table.

4.	Comment: The Principal Investment Strategy section of the prospectuses with respect to the Forward Eastern Europe Equities Fund and Forward Ex-Japan Equities Fund states that a company generally will be considered to be located in a particular country if it meets one or more of the following criteria: (i) the issuer of the security is organized under the laws of, or maintains its principal place of business in, the country; (ii) the securities are traded principally in the country; or (iii) during the company’s most recent fiscal year, it derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or has at least 50% of its assets in that country. Please consider revising the definition of a company generally to be considered located in a particular country to provide that criteria (i) and (ii) as referenced above are not stand-alone criteria as to what constitutes being located in a country.

Response: After consultation with the sub-advisor, the disclosure for the Forward Eastern Europe Equities Fund has been revised to read as follows:

A company generally will be considered to be located in a particular country if it meets one or more of the following criteria: (i) the issuer of the security is organized under the laws of, or maintains its principal place of business in, the country; or (ii) during the company’s most recent fiscal year, it derived at least 50% of its revenues or profits from goods or services produced or sold, investments made or services performed in the country, or it has at least 50% of its assets in the country.

The sub-adviser believes that the prong relating to the country of organization or the principal place of business of the issuer is relevant in identifying the country of issue. The Registrant notes that the three prong formulation originally contained in the prospectus is very common among registered investment companies. Nonetheless, the Registrant has agreed to remove the prong related to the issuer’s primary trading market in response to the Staff’s comment.

After consultation with the sub-advisor, the disclosure for the Forward Asia Ex-Japan Equities Fund has been revised to read as follows:

A company generally will be considered to be located in a particular country if it meets one or more of the following criteria: (i) the issuer of the security is organized under the laws of, or maintains its principal place of business in, the country; or (ii) during the company’s most recent fiscal year, it derived at least 50% of its revenues or profits from goods or services produced or sold, investments made or services performed in the country, or it has at least 50% of its assets in the country. Emerging market countries are those identified as developing or emerging countries by the World Bank, International Finance Corporation or United Nations or countries not listed in the Morgan Stanley Capital International World Index.

The sub-adviser believes that the prong relating to the country of organization or the principal place of business of the issuer is relevant in identifying the country of issue. The Registrant notes that the three prong formulation originally contained in the prospectus is very common among registered investment companies. Nonetheless, the Registrant has agreed to remove the prong related to the issuer’s primary trading market in response to the Staff’s comment.

5.

Comment: The Principal Investment Strategy section of the prospectuses with respect to the Forward International Equity Fund states that an emerging market will generally be considered as one located in any country that is defined as an emerging or developed economy by any of the following: the International Bank for Reconstruction and

Development (e.g., the World Bank), including its various offshoots, such as the International Finance Corporation, or the United Nations or its authorities. Please consider revising the definition of an emerging market to include companies that derive 50% or more of total revenue or profits from goods or services produced or sold or investments made in emerging market countries or has at least 80% of its assets in that country.

Response: After consultation with the sub-advisor, the disclosure has been revised to read as follows:

A company generally will be considered to be located in a particular country if it meets one or more of the following criteria: (i) the issuer of the security is organized under the laws of, or maintains its principal place of business in, the country; or (ii) during the company’s most recent fiscal year, it derived at least 50% of its revenues or profits from goods or services produced or sold, investments made or services performed in the country, or it has at least 50% of its assets in the country. Emerging market countries are those identified as developing or emerging countries by the World Bank, International Finance Corporation or United Nations or countries not listed in the Morgan Stanley Capital International World Index. Currently, emerging market countries may include those in Latin America, Southeast Asia, Africa, Eastern Europe and the Middle East.

6.	Comment: With respect to the Forward International Equity Fund, please consider including in the Principal Risks section of the prospectuses emerging markets risk disclosure.

Response: The “Foreign Securities” disclosure in the Principal Risks section has been revised to read as follows:

•	Emerging Market Stocks and Foreign Securities

Emerging market stocks and foreign securities may offer greater investment value, but they may present greater investment risks than investing in the securities of U.S. companies. These risks include greater likelihood of economic, political or social instability, currency fluctuations, less liquid and more volatile stock markets, the contagious effect of market or economic setbacks in one country on another emerging market country, possible governmental restrictions on currency conversions or trading, difficulty in accurately valuing emerging market securities or selling them at their fair value, especially in down markets, a lack of government regulation and different legal systems, immature economic structures, less regulated trading environments and the availability of less information about emerging market companies because of less rigorous accounting and regulatory standards.

7.	Comment: The Principal Investment Strategy section of the prospectuses with respect to the Forward International Small Companies Fund states that the Forward International Small Companies Fund will invest its assets among at least fifteen but not fewer than eight countries throughout the world including countries considered to be emerging market countries. Please consider providing a definition of emerging markets.

Response: The following disclosure has been added:

A company generally will be considered to be located in a particular country if it meets one or more of the following criteria: (i) the issuer of the security is organized under the laws of, or maintains its principal place of business in, the country; or (ii) during the company’s most recent fiscal year, it derived at least 50% of its revenues or profits from goods or services produced or sold, investments made or services performed in the country, or it has at least 50% of its assets in the country. Emerging market countries are those identified as developing or emerging countries by the World Bank, International Finance Corporation or United Nations or countries not listed in the Morgan Stanley Capital International World Index. Currently, emerging market countries may include those in Latin America, Southeast Asia, Africa, Eastern Europe and the Middle East.

8.	Comment: Please provide support regarding the definition of small capitalization company under the Principal Investment Strategy section of the prospectuses with respect to Forward International Small Companies Fund.

Response: For the Forward International Small Companies Fund, the Principal Investment Strategy section of the prospectuses defines a small capitalization company as one that is capitalized at less than $4 billion. Companies capitalized at $4 billion or less currently encompass 95% of the MSCI EAFE Small Cap Index, which is the Fund’s benchmark.

9.	Comment: With respect to the Forward Banking and Finance Fund, please consider including in the Principal Risks section of the prospectuses non-diversification risk.

Response: The Forward Banking and Finance Fund is a diversified fund. The reference to the Fund as “non-diversified” in the prospectus has been removed.

10.	Comment: Please disclose the market capitalization of the Russell 2000 under the Principal Investment Strategy of the prospectuses with respect to the Forward Growth Fund.

Response: There are several different standard industry definitions of what constitutes the “market capitalization” of the Russell 2000. In addition, the determination of the market capitalization of the index is affected by its annual rebalance at the end of the June quarter. For these reasons, the Registrant does not believe that the disclosure of the market capitalization of the Russell 2000 in this context is warranted.

11.	Comment: Because the Forward Long/Short Credit Analysis Fund may invest in debt securities, please consider including disclosure regarding the maturity and quality of the debt securities in which the Fund may invest.

Response: The following disclosure has been added to the Principal Investment Strategy section:

The Fund may invest in debt securities of any maturity.

12.	Comment: Because the Forward Long/Short Credit Analysis Fund includes in the Principal Risks section of the prospectuses disclosure regarding borrowing risk, please consider including disclosure regarding borrowing as a Principal Investment Strategy.

Response: For the Forward Long/Short Credit Analysis Fund, borrowing is disclosed as a strategy in the Principal Investment Strategy section and is additional disclosed as a risk in the Principal Risks section of the prospectuses.

13.	Comment: Please confirm if dividend expense on short sales is included in the expense table for the Forward Long/Short Credit Analysis Fund under the Interest Payments on Borrowed Funds line item.

Response: A separate line for Interest Expense on Short Sales has been added to the fee table for the Forward Long/Short Credit Analysis Fund.

14.	Comment: The Principal Investment Strategy section of the prospectuses with respect to the Forward International Fixed Income Fund states that a company generally will be considered to be located outside the United States if it meets one or more of the following criteria: (i) the issuer or guarantor of the security is organized under the laws of, or maintains its principal place of business in, a non-U.S. country; (ii) the currency of settlement of the security is a currency of a non-U.S. country; (iii) the securities are traded principally in a non-U.S. country; or (iv) during the company’s most recent fiscal year, it derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in a non-U.S. country or has at least 50% of its assets in that country. Please consider revising the definition of a company generally to be considered located in a particular country to provide that criteria (i), (ii) and (iii) as referenced above are not stand-alone criteria as to what constitutes being located in a country.

Response: After consultation with the sub-advisor, the disclosure has been revised to read as follows:

A company generally will be considered to be located in a particular country if it meets one or more of the following criteria: (i) the issuer of the security is organized under the laws of, or maintains its principal place of business in, the country; or (ii) during the company’s most recent fiscal year, it derived at least 50% of its revenues or profits from goods or services produced or sold, investments made or services performed in the country, or it has at least 50% of its assets in the country. Emerging market countries are those identified as developing or emerging countries by the World Bank, International Finance Corporation or United Nations or countries not listed in the Morgan Stanley Capital International World Index. Currently, emerging market countries may include those in Latin America, Southeast Asia, Africa, Eastern Europe and the Middle East.

The sub-adviser believes that prong relating to the country of organization or the principal place of business of the issuer is relevant in identifying the country of issue. The Registrant notes that the three prong formulation originally contained in the prospectus is very common among registered investment companies. Nonetheless, the Registrant has agreed to remove the prong related to the issuer’s primary trading market in response to the Staff’s comment.

15.	Comment: With respect to the Forward Emerging Markets Fund, Forward International Equity Fund, Forward International Small Companies Fund and Forward Growth Fund, please clarify in the Management of the Funds section what limitations, if any, are placed on individual portfolio managers with respect to their roles on the portfolio management team for the Fund(s) they advise. If all decisions are made jointly, please state as such.

Response: For the Forward Emerging Markets Fund, Forward International Equity Fund and Forward International Small Companies Fund, the disclosure has been revised to state that “all investment management decisions are made jointly by the team.”

For the Forward Growth Fund, the disclosure has been revised to read as follows:

The portfolio managers of the Forward Growth Fund are:

Kenneth G. Mertz II, CFA, is responsible for the day-to-day management of the Fund’s portfolio and makes the final investment decisions for the Fund. Mr. Mertz is President of Emerald Mutual Fund Advisers Trust. Mr. Mertz has managed the Forward Growth Fund since it began operating on October 1, 1992 and managed the Forward Opportunities Fund from its inception date until May 2005. Before managing the Forward Emerald Mutual Funds, Mr. Mertz was the Chief Investment Officer to the Pennsylvania State Employees’ Retirement System.

Stacey L. Sears is responsible for the day-to-day management of the Fund’s portfolio. Ms. Sears is Senior Vice President of Emerald Advisers, Inc. and Vice President of Emerald Mutual Fund Advisers Trust. Ms. Sears has managed the Forward Growth Fund since January 2002. Ms. Sears was employed by the sub-advisor’s parent company from 1992 to 2001, and from 1995 to 2000, served as a Research Analyst. She became an assistant portfolio manager to Mr. Mertz in 2001. In 2002, Ms. Sears became a Portfolio Manager and was named the portfolio manager of the Forward Growth Fund.

Joseph W. Garner is responsible for the day-to-day management of the Fund’s portfolio. Mr. Garner is the Director of Research for Emerald Research, the research arm of Emerald Asset Management, Inc., a position he has held since January 1995. Mr. Garner has been employed by Emerald Advisers, Inc. since April 1994 as an analyst, focusing on small to mid-size firms. He holds an M.B.A. Mr. Garner has managed the Forward Growth Fund since May 2006.

16.	Comment: In the section of the prospectuses containing the disclosure in response to Item 5(a)(2) of Form N-1A regarding the portfolio managers’ experience during the past 5 years, please provide additional, more specific information about the following portfolio manager’s experience for all time periods since 2003: Jonathan Bell, Oliver Bell, Vladimir Cara, and Amit Mehta of Pictet Asset Management Ltd; Mark A. Thompson, Rick D. Moulton, Dana L. Feick, Philip W. Dobrzynski and David A. Webb of Riverbridge Partners, LLC; Michael Benhaim, Alexander Baskov and Simon Lue-Fong of Pictet Asset Management SA.

Response: The disclosures for the portfolio managers of Pictet Asset Management Ltd have been revised to read as follows:

Jonathan Bell, Senior Investment Manager, Global Emerging Market Equities. Mr. Bell joined PAM in December 2002. Mr. Bell specializes in the Chinese market and in global emerging market telecom and new media. Mr. Bell also manages PAM’s emerging market large cap product. He has held his current position since October

2007. From April 2005 to September 2007, he was an Investment Manager on the Emerging Markets Team and from December 2002 through March 2005, he served as Assistant Fund Manager on the Emerging Markets Team. Before joining PAM, he worked as an TMT industry analyst for Pyramid Research, a global consultancy with an emerging markets focus (June 2000 – November 2002). He played a leading role in a variety of financial analysis and due diligence projects and presented at telecommunications conferences throughout the world. Mr. Bell holds an MBA from the Goizueta Business School at Emory University and an MA in International Relations from the Fletcher School of Law & Diplomacy (Harvard/Tufts). He is a team member of the Council on Foreign Relations. Mr. Bell has managed the Forward Global Emerging Markets Fund since May 2007.

Oliver Bell, Senior Investment Manager, Global Emerging Markets Equities. Mr. Bell has held this position since 2004. Mr. Bell specializes in the Turkish, Middle Eastern, African markets and Indian markets. Mr. Bell joined PAM in 1997 as the Emerging Markets Research Manager responsible for a small team of analysts focused on data collection for the proprietary database and subsequent analysis. Before joining PAM, he worked for Derwent Information, a scientific and patent information company, managing company re-engineering projects for five years. Mr. Bell graduated with a BSc (Hons) in Chemistry from the University of Exeter and holds the Investment Management Certificate. Mr. Bell has managed the Forward Eastern Europe Equities Fund since its inception.

Vladimir Cara, Investment Analyst, Global Emerging Markets Equities. Mr. Cara joined PAM in this position in August 2007 and covers the Technology sector. Before joining PAM, he was a Senior Technology and Telecommunications Equity Analyst at Caterpillar Investment Management (2004 - 2007) and also worked as an Equity Analyst at A.G. Edwards & Sons (2001 - 2004). Previously, he was a Client Financial Analyst with Citigroup Inc. in New York (1999 - 2001). Mr. Cara holds an MBA from the University of Chicago Graduate School of Business and a BSc in Finance from Western Kentucky University. He is a licensed CPA and a Chartered Financial Analyst (CFA) charterholder. Mr. Cara has managed the Forward Asia Ex-Japan Equities Fund since its inception.

Amit Mehta, Investment Manager, Global Emerging Markets Equities. Mr. Mehta joined PAM in this position in June 2007 and focuses on the Financial sector. Before joining PAM, he worked at Insight Investment Management as a Global Banks Analyst (2005 - 2007) and for Morgan Stanley on the sell side as a European Banks Analyst (1998 - 2005). Mr. Mehta is a qualified Chartered Accountant (ICAEW) and graduated with a BSc (Hons) in Accounting and Financial Analysis from Warwick University. Mr. Mehta has managed the Forward Asia Ex-Japan Equities Fund since its inception.

The disclosures for the portfolio managers of Pictet Asset Management SA have been revised to read as follows:

Mickael Benhaim, Head of Global Bonds, Fixed Income Team. Mr. Benhaim joined PAM SA in 2006 as head of Global Bonds. Mr. Benhaim is also a member of PAM SA’s credit and absolute return committee. Immediately before joining PAM SA, Mr. Benhaim was Head of Euro Aggregate Fixed Income for AXA Investment Managers for five years (2001 – 2006). Mr. Benhaim has more than 15 years’ professional experience that includes working at the Dresdner Group (1997-1999, deputy Head of Fixed Income at Dresdner RCM Gestion) and Cadiff Asset Management, part of BNP Paribas Group (2000-2001, Senior Portfolio Manager, Euro Global Fixed Income). Mr. Benhaim holds an MSc in Mathematics and a degree in stochastic models from the University of Paris Jussieu and Paris Pantheon-Sorbonne. Mr. Benhaim has managed the Forward International Fixed Income Fund since its inception.

Alexander Baskov, Senior Investment Manager, Fixed Income Team. Mr. Baskov has been a Senior Investment Manager on PAM SA’s Fixed Income Team specializing in high yield bonds since 2005. Mr. Baskov joined the Fixed Income team of PAM SA as a Senior Credit Analyst in 2003. Between 1999 and 2003, Mr. Baskov was in charge of credit research for European industrial high yield issuers for the fund manager RMF Investment Products. Between 1997 and 1999, he was a financial analyst in the project financing group of Nat West Markets in London. Mr. Baskov is a graduate from the Polytechnic University in St. Petersburg, and holds an Executive MBA degree from the HEC Business School in Lausanne. Mr. Baskov has managed the Forward International Fixed Income Fund since its inception.

Simon Lue-Fong, Head of Global Emerging Debt, Fixed Income Team. Mr. Lue-Fong joined PAM SA in 2005 as a Senior Investment Manager and Head of Global Emerging Debt with responsibility for investment management, product development and client relations. Before joining PAM SA, he worked for Standard Asset Management (2004-2005) and INVESCO (2000-2003) as a Senior Investment Manager in their respective Emerging Markets Debt teams. Between 1996 and 2000, Mr. Lue-Fong was an Investment Manager and then Head of Emerging Market Debt at Fischer Francis Trees & Watts. Mr. Lue-Fong graduated from Bournemouth University with a BA (Hons) degree in Finance. Mr. Lue-Fong has managed the Forward International Fixed Income Fund since its inception.

The Registrant believes the existing disclosures for the portfolio managers of Riverbridge Partners, LLC specifically describe the portfolio manager’s experience for all time periods since 2003. The existing disclosures state that Messrs. Thompson, Moulton, Feick and Dobrzysnki each joined Riverbridge before 2003 and have performed the described duties since joining the firm. The existing disclosures state that Mr. Webb joined Riverbridge in 2004 and has performed the described duties since joining the firm, and specifically describe Mr. Webb’s experience prior to 2004.

17.	Comment: With respect to the Forward Long/Short Credit Analysis Fund, please clarify in the Management of the Funds section the role and length of service of the individual portfolio managers.

Response: The disclosure has been revised to read as follows:

Alan E. Hart is the Managing Partner and Chief Investment Officer of Cedar Ridge and serves as the Portfolio Manager for the Fund. Mr. Hart is responsible for the day-to-day portfolio management of the Fund and makes the final investment decisions for the Fund. Since May 2004, Mr. Hart has also served as the Portfolio Manager of an unregistered hedge fund. Prior to founding Cedar Ridge in March 2004, he was an investment banker for 21 years specializing in municipal bonds, including “corporate-backed” issues in the airline, airport, electric utility, energy, industrial and power generation sectors. From 1996-2004, he was a Managing Director at Bear,

Stearns & Co. Inc. where he also managed high-yield, structured transactions and advised issuers in private equity and distressed debt situations. From 1986-1996, Mr. Hart was a Vice President and managed the Corporate-Related Group in the Municipal Bond Department at Goldman, Sachs & Co. Prior to joining Goldman Sachs, he spent three years at The First Boston Corporation. He holds an M.B.A. (Finance) from the Columbia University Graduate School of Business and received a B.S. (Business) from California State University, Chico. Mr. Hart has managed the Forward Long/Short Credit Analysis Fund since its inception.

Guy J. Benstead is a Partner and Chief Compliance Officer of Cedar Ridge and serves as a Co-Portfolio Manager of the Fund. Mr. Benstead is responsible for day-to-day portfolio management of the Fund. Since March 2005, Mr. Benstead has also served as a Co-Portfolio Manager and Risk Manager of an unregistered hedge fund. Prior to joining Cedar Ridge, Mr. Benstead had an investment banking career that spanned over 22 years, with a specific focus on credit risk in the fixed income markets. From 1991 to 2005 he was a Managing Director in Institutional Fixed Income at Bear, Stearns & Co. Inc. in San Francisco. Prior to joining Bear, Stearns & Co. Inc. in 1991, he was a member of Gruntal & Company’s Institutional Fixed Income Group in San Francisco for one year. He began his career on Wall Street in 1983 with Drexel Burnham Lambert and spent seven years with the firm. He holds an M.B.A. (Finance) from the Columbia University Graduate School of Business and received a B.A. (International Relations) from University of California, Davis. Mr. Benstead has managed the Forward Long/Short Credit Analysis Fund since its inception.

Forward Opportunities Fund Prospectus

18.	Comment: In the Principal Investment Strategy of the prospectus, please clarify the industries in the technology sector that the Fund can invest in.

Response: The disclosure has been revised to read as follows:

The Forward Opportunities Fund will invest principally in equity securities of companies that are believed to be poised for significant growth, including companies of various sizes in a wide range of industries. Under normal conditions, the Fund will invest at a minimum 25% of its net assets plus borrowings for investment purposes, if any, in a non-diversified portfolio of equity securities of public companies in the technology sector that the Fund’s sub-advisor believes have a significant potential for growth. For investment purposes, the technology sector is defined as a broad range of industries comprised of companies that produce and/or develop products, processes or services that will provide or will benefit significantly from technological advances and improvements (e.g. research and development). Such industries include, but are not limited to, the aerospace and defense, biotechnology, computers, office and business equipment, semiconductors, software, telecommunications and telecommunications equipment industries.

19.	Comment: The Principal Risk section of the prospectus with respect to the Forward Opportunities Fund defines common stock to include equity securities. As equity securities include preferred and debt convertible to equity securities, please consider revising the risk disclosure to be specific to common stock or please consider adding risk disclosure for equity securities.

Response: The Registrant believes that the existing risk disclosure, which is entitled “Common Stocks,” is adequate to convey the equity security risks of common stocks, preferred stocks, and securities convertible into preferred stocks.

20.	Comment: In the Principal Risks section, please consider including more specific language as to which industries constitute the technology sector.

Response: The disclosure has been revised to read as follows:

Under normal market conditions, the Fund will invest a minimum of 25% of its total assets, in companies in industries that comprise the technology sector. Such industries include, but are not limited to, the aerospace and defense, biotechnology, computers, office and business equipment, semiconductors, software, telecommunications and telecommunications equipment industries. By doing so, the Fund will be exposed to the risk of incurring substantial losses, depending upon the market’s overall reception to companies’ technology-related products or services. Companies in the same sector are often faced with the same obstacles, issues or regulatory burdens, and their securities may react similarly to these or other market conditions. Equity securities of companies within the technology sector may have increased price volatility due to the heightened competition and rapid pace of change that is commonly experienced within that industry sector. As a result, a portfolio of technology company stocks is likely to be more volatile in price than one that includes investments in companies operating in a wider number of industry sectors.

21.	Comment: With respect to the Fund, please clarify in the Management of the Fund section the role and length of service of the individual portfolio managers, including any limitations they may have. If all decisions are made jointly, please state as such.

Response: The disclosure has been revised to read as follows:

The portfolio managers of the Forward Opportunities Fund are:

Joseph E. Besecker, Portfolio Manager. Mr. Besecker is responsible for the day-to-day management of the Fund’s portfolio and makes the final investment decisions for the Fund. and the co-portfolio manager is Joseph W. Garner. Mr. Besecker is Chairman, President, CEO and Founder of Emerald Asset Management, Inc. Mr. Besecker has managed the Forward Opportunities Fund since May 2005. From June 2000 to May 2005, he managed the Groundhog Fund LP and from October 2001 to May 2005, he managed the Emerald Advantage Funds LP. Mr. Besecker has over nineteen years experience in the money management business.

Joseph W. Garner, Co-Portfolio Manager. Mr. Garner is responsible for the day-to-day management of the Fund’s portfolio. Mr. Garner is the Director of Research for Emerald Research, the research arm of Emerald Asset Management, Inc., a position he has held since January 1995. Mr. Garner has been employed by Emerald Advisers, Inc. since April 1994 as an analyst, focusing on small to mid-size firms. He holds an M.B.A. Mr. Garner has managed the Forward Opportunities Fund since May 2006.

Forward Progressive Real Estate Fund and Sierra Club Stock Fund Prospectus

22.	Comment: Because the Forward Progressive Real Estate Fund may invest in the real estate industry, please consider including disclosure regarding the maturity and quality of the debt securities in which the Fund may invest.

Response: The disclosure has been revised to read as follows:

If market conditions warrant, the Fund may invest in debt securities issued or guaranteed by real estate companies, which may be of any maturity or credit quality.

23.	Comment: In the Principal Risks section of the prospectus in regards to the Forward Progressive Real Estate Fund, please consider including debt risk.

Response: The following disclosure has been added to the Principal Risks section of the prospectuses for the Forward Progressive Real Estate Fund:

•	Debt Securities

Debt securities in which the Fund may invest are subject to several types of investment risk. They may have market or interest rate risk, which means their value will be affected by fluctuations in the prevailing interest rates. Bonds are subject to the risk that interest rates will rise and that, as a result, bond prices will fall, lowering the value of the Fund’s investments in bonds. Investments in these types of securities pose the risk that the sub-advisor’s forecast of the direction of interest rates might be incorrect. Usually, the longer the remaining maturity of a debt security is, the greater the effect interest rate changes have on its market value.

There may be credit risk, which is a risk that the issuer may be unable to make timely interest payments and repay the principal upon maturity. The credit quality of a bond or fixed-income holding could deteriorate as a result of a bankruptcy or extended losses. There is no guarantee that the U.S. government will support certain Federal agency or government-sponsored entity securities and, accordingly, these securities involve a risk of non-payment of principal and interest.

Call or income risk exists with corporate bonds during periods of falling interest rates because of the possibility that securities with high interest rates will be prepaid or “called” by the issuer before they mature. The Fund would have to reinvest the proceeds at a possibly lower interest rate. The Fund may also be subject to event risk, which is the possibility that corporate debt securities held by the Fund may suffer a substantial decline in credit quality and market value if the issuer restructures.

24.	Comment: The Principal Risk section of the prospectus with respect to the Forward Progressive Real Estate Fund and Sierra Club Stock Fund defines common stock to include equity securities. As equity securities include preferred and debt convertible to equity securities, please consider revising the risk disclosure to be specific to common stock or please consider adding risk disclosure for equity securities.

Response: The Registrant believes that the existing risk disclosure, which is entitled “Common Stocks,” is adequate to convey the equity security risks of common stocks, preferred stocks, and securities convertible into preferred stocks.

All Prospectuses

25.	Comment: Please provide the Staff with copies of the completed fee tables for each Fund prior to filing PEA 47.

Response: Copies of the completed fee tables were provided on April 11, 2008.

SAI

26.	Comment: In the Confidential Dissemination of Portfolio Holdings section of the SAI, please consider specifically identifying the service provides and other who generally need access to the Funds’ portfolio information and disclose the frequency and lag time of such access.

Response: The Registrant believes that the existing disclosure adequately discloses the identities of the service providers and others who generally need access to the Funds’ portfolio information and adequately discloses the frequency and lag time of such access.

27.	Comment: In the Fundamental Policies section with regard to the Forward Progressive Real Estate Fund, please consider clarifying the disclosure regarding the purchase of real estate.

Response: The disclosure has been revised to read as follows:

6.	Purchase real estate (other than securities secured by real estate or interests therein or securities issued by companies that invest in real estate or interests therein, including REITs).

28.	Comment: In the Additional Investment Techniques and Risks-Illiquid Securities section, please clarify that a Fund may not invest more than 15% of its net assets in illiquid or restricted securities.

Response: The disclosure has been revised to read as follows:

A Fund may not invest more than 15% of its net assets in illiquid or restricted securities.

If you have any questions or further comments, please contact the undersigned at 415.869.6340.

Very truly yours,

/s/ Judith M. Rosenberg
Judith M. Rosenberg
Chief Compliance Officer
Chief Legal Officer

cc:	J. Alan Reid, Jr.
Douglas P. Dick, Esq.

Forward Funds

433 California Street, 11th Floor

San Francisco, CA 94104

Via EDGAR

April 29, 2008

Mr. Briccio Barrientos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Forward Funds (the “Registrant”)
File Nos. 033-48940; 811-06722
Post-Effective Amendment No. 47

Dear Mr. Barrientos:

In connection with a response being made on behalf of the Registrant to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on Tuesday, April 1, 2008, the Registrant hereby acknowledges that:

•

the Registrant has reviewed the U.S. Securities and Exchange Commission (the “SEC”) Press Release No. 2004-89 entitled “SEC Staff to Publicly Release Comment Letters and Response” articulating the position of the Staff regarding the release of comment letters and filer responses;

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in its registration statement;

•

comments of the Staff, if any, or changes to disclosure in response to Staff comments, if any, in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and

•

if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert the Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

In addition, the Registrant understands that the Division of Enforcement of the SEC has access to all information provided to the Staff of the Division of Investment Management in the Staff’s review of the Filing or in response to the Staff’s comments to the Filing.

* * *

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We hope that the foregoing is responsive to your request made on April 1, 2008. Please do not hesitate to contact the undersigned at 415.869.6300 if you have any questions concerning the foregoing.

Sincerely,

/s/ J. Alan Reid, Jr.
J. Alan Reid, Jr. President and Trustee

cc:    Douglas P. Dick, Esq.

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